Exhibit 20

Consent of SRK Consulting (US), Inc.

We consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the “Preliminary Assessment Donlin Creek Gold Project Alaska, USA” dated September 20, 2006 (the “Technical Report”), included in the 2007 Annual Information Form of NovaGold Resources Inc. dated March 2, 2008 (the “AIF”).

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) and Form F-10 (No. 333-141410) of the references to our name and the use of the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated at Gibson, British Columbia, this 2nd day of March 2008.

SRK CONSULTING (US), INC.

/s/ Gordon Doerksen
Name: Gordon Doerksen
Title: Principal Consultant - Mining